Exhibit 99.1

NEWS RELEASE
April 6, 2026

Versamet Royalties Acquires Cornerstone

Canadian Gold Stream on Eskay Creek

All amounts are in U.S. dollars unless otherwise indicated.

Vancouver, BC: Versamet Royalties Corporation (“Versamet” or the “Company”) (NASDAQ: VMET, TSX: VMET) has entered into a definitive agreement with fund entities managed by Orion Resource Partners LP (collectively, “Orion”) and funds entities managed by affiliates of Blackstone Inc., to acquire an existing 3.52% gold stream (the “Gold Stream”) in respect of gold production from the Eskay Creek gold-silver project (“Eskay” or the “Project”) in British Columbia, Canada, owned by Skeena Resources Limited (“Skeena Gold & Silver” or “Skeena”) (the “Transaction”).

Dan O’Flaherty, CEO of Versamet, commented, “This acquisition marks a significant step-change in Versamet’s scale, adding a large, uncapped gold stream on what is expected to become one of the highest-grade, lowest-cost open-pit precious metals mines globally, located in a premier Canadian jurisdiction. The addition of this robust gold stream is expected to materially increase our attributable production to over 30,000 gold equivalent ounces (“GEOs”) annually when Eskay reaches full capacity.

As our largest acquisition to date, this transaction further enhances the quality and durability of our portfolio while maintaining exposure to meaningful exploration and expansion upside and is consistent with our focus on executing disciplined, accretive growth to drive long-term value for our shareholders.”

Transaction Highlights and Strategic Rationale

•	Robust 3.52% life-of-mine gold stream provides significant exposure to a large, high-quality gold mine located in the prolific Golden Triangle region in British Columbia, Canada:

o	Eskay is set to become a high-grade, low-cost gold and silver mine, expected to produce an average of over 300,000 ounces of gold per year in its first 5 years of operation.[1]

o	The Gold Stream is uncapped with no step-downs or buydown provisions providing Versamet with full exposure to future potential mine life extensions from both open pit and underground operations, as well as exploration upside along strike and at depth.

•	Accretive addition of meaningful gold ounces to growth outlook starting in 2027:

o	Construction is 49% complete as of February 28, 2026, with first production expected in Q2 2027.[1]

o	The Gold Stream is expected to contribute an average of over 10,000 gold ounces per year to Versamet in the first 5 years of operation.

•	Positioned for premium valuation with increased portfolio exposure to both Canada and gold:

o	Meaningful re-rate potential with attributable GEOs from Canada expected to increase to approximately 50% in 2028 with contributions from some of Canada’s newest and largest gold mines, including Eskay, Greenstone and Blackwater.

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Transaction Details

•	Upfront Consideration: $360 million in total consideration, comprised of $340 million payable in cash and $20 million in Versamet common shares.

•	Gold Stream: Under the Gold Stream, Versamet is entitled to receive 3.52% of the payable gold production for the life of the mine, provided that the mine successfully achieves certain completion tests on or before September 30, 2027. The Gold Stream is uncapped and has no step-downs or buydown provisions and includes an area of interest.

•	Production Profile: Eskay is expected to produce an average of over 300,000 ounces of gold per year in its first 5 years and an average of approximately 230,000 ounces of gold per year over its initial 12 year life.[1]

•	Delivery Payments: For gold ounces delivered to the Gold Stream, Versamet will make ongoing cash payments equal to 10% of the spot gold price at the time of delivery.

•	Other Terms:

o	Gold Stream Percentage: If the completion tests are not satisfied by September 30, 2027, the stream percentage shall increase to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and a further additional 0.13% per quarter for the remaining calendar quarters until satisfaction of the completion tests.

o	Minimum Delivery Provision: If a cumulative total of 2.61 million ounces of payable gold applicable to the Gold Stream has not been produced by April 1, 2040, Versamet is entitled to a one-time delivery of gold equal to the difference between cumulative gold ounces delivered to the Gold Stream at the time and 2.61 million ounces.

o	Security: The Gold Stream is secured over the Eskay Creek project assets.

•	Expected Closing: Closing of the Transaction is subject to customary closing conditions, including receipt of all regulatory and third-party approvals, along with certain other closing conditions, including the closing of Skeena’s $750 million senior secured notes offering (see Skeena news release dated March 31, 2026). Closing is expected to occur in the first half of April 2026.

Eskay Creek Overview

Eskay is Skeena’s flagship gold–silver development project in the Golden Triangle of northwest British Columbia. It is a restart of a past-producing mine that operated from 1994 to 2008, producing approximately 3.3 million ounces of gold and 160 million ounces of silver, and was historically one of the world’s highest-grade precious metals mines at 45 g/t gold and 2,224 g/t silver.1

Construction of the Project is 49% complete as of February 28, 2026. In February 2026, Skeena received its Environmental Management Act Permit which marked the completion of the permitting process for Eskay and represents the final regulatory approval required to advance the project into commercial development, with mining operations targeted to restart in Q2 2027.2

In late 2025, Skeena commenced work on an updated NI 43-101 Technical Report for Eskay with the objective of the study to assess opportunities to improve the production profile beyond the first five years of operations and extend the overall mine life. Skeena expects to release the results of the study in late 2026.3

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2023 Definitive Feasibility Study Highlights1

•	Proven and Probable Mineral Reserves for open-pit mining of 39.8 million tonnes containing 3.3 million ounces gold and 88.0 million ounces of silver.

•	Years 1-5: Average annual production of 455,000 GEOs at 5.5 g/t gold equivalent grade.

•	Years 1-10: Average annual production of 370,000 GEOs at 4.2 g/t gold equivalent grade.

•	Life-of-mine production of 2.8 million ounces of gold and over 81 million ounces of silver.

•	Life-of-mine all-in sustaining cost of $684 per GEO sold.

Mineral Reserves and Resources – Pit-Constrained (as of December 31, 2023)1,4,5

	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Contained Gold (Moz)	Contained Silver (Moz)
Proven Reserves	28.0	3.0	80.9	2.7	72.7
Probable Reserves	11.9	1.8	40.1	0.7	15.3
Total Proven & Probable Reserves	39.8	2.6	68.7	3.3	88.0
Measured Resources	27.8	3.3	87.9	3.0	78.6
Indicated Resources	22.3	1.6	32.0	1.1	22.9
Total Measured & Indicated Resources	50.1	2.6	63.0	4.1	101.4
Inferred Resources	0.65	1.5	32.4	0.03	0.7

Transaction Financing

Versamet will fund the $340 million cash consideration through an amended and restated credit facility (the “Amended Credit Facility”), which includes an increase of the existing revolving facility from $200 million to $250 million, maturing in March 2029, and a new term facility in the amount of $150 million, maturing in March 2028, for a combined total of $400 million, from the Bank of Montreal and National Bank of Canada. The Amended Credit Facility provides for a $100 million accordion on the revolving facility once the term facility has been repaid in full.

The term facility is repayable in quarterly instalments commencing on June 30, 2026, with a final bullet repayment of $40 million at maturity on March 31, 2028. Upon closing of the Transaction, the Company will have $235 million drawn on the revolving credit facility and $150 million drawn on the term loan.

Pricing on the Amended Credit Facility is based on a sliding scale, with margins ranging from 2.25% to 3.75% over adjusted SOFR, depending on the Company’s leverage ratio. Other material terms of the Amended Credit Facility are substantially consistent with the terms of the Company's existing credit facility.

Versamet Post-Closing

Post-closing of the Transaction, Versamet will have a total of 7 paying royalties and streams with another 3 royalties and streams expected to begin production by the end of 2027. The Company continues to expect 2026 attributable GEOs of 20,000 – 23,000 with approximately 85% of revenues derived from gold and silver. At current metal prices, the Company’s portfolio is expected to generate substantial cash flows enabling the Company to rapidly de-leverage while continuing to pursue additional accretive acquisition opportunities.

About Versamet Royalties Corporation

Versamet is an emerging mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet’s common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol “VMET”.

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For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email: info@versamet.com
Telephone: 778-945-3948

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President, Project Evaluation for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements relating to: the completion of the Transaction and the expected timing of closing of the Transaction; the satisfaction of closing conditions; the anticipated benefits of the Acquisition to the Company; the expected contribution of the Gold Stream to the Company’s attributable GEO production; Eskay Creek’s expected construction progress and the timing of first production; the Company’s expectations with respect to future attributable GEOs and cash flows; the expected commencement of deliveries under the Gold Stream; expectations regarding the Company’s capital structure following completion of the Transaction; and the Company’s future growth and acquisition strategy; and other statements regarding future plans, expectations, exploration potential, guidance, projections, objectives, estimates and forecasts (in general and in connection with respective asset updates), as well as our expectations with respect to such matters. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Versamet to control or predict, that may cause Versamet’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, the risk factors set out under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 available for review on the Company’s profile at www.sedarplus.ca, as well as the Company’s Form 20-F filed with the Securities and Exchange Commission on March 4, 2026, available for review on the Company’s profile at www.sec.gov/edgar. Such forward-looking information represents management’s best judgment based on information currently available. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Non-IFRS Measures

We have included, in this document, certain performance measures, including GEOs which is a non-IFRS measure. The presentation of such non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This non-IFRS measure do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this news release relating to Eskay Creek is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Versamet. Specifically, as a royalty/stream holder, Versamet has limited, if any, access to the property subject to the royalties/streams. Although Versamet does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the owner or operator may relate to a larger property than the area covered by Versamet’s interests.

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“Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Endnotes

1.	Sources: Skeena news releases dated November 14, 2023, titled “Skeena Completes Positive Definitive Feasibility Study for Eskay Creek: After-Tax NPV (5%) of C$2.0 Billion, 43% IRR and 1.2 Year Payback” and March 31, 2026, titled “Skeena Gold & Silver Confirms Eskay Creek Reaches 49% Completion & Provides Project Update; Initial Production Remains on Schedule for Q2 2027”. Skeena Gold & Silver corporate presentation dated April 2026, titled “Developing the Next Tier 1 Gold & Silver Mine”. Technical Report titled “NI 43-101 Technical Report on Updated Feasibility Study” with effective date November 14, 2023, prepared by Sedgman Canada Limited. Gold equivalent calculated using $1,800/oz gold price and $23/oz silver price. All available on Skeena Gold & Silver’s website at skeenagoldsilver.com.

2.	Sources: Skeena Gold & Silver news release dated February 3, 2026, titled “Skeena Gold & Silver Completes Permitting Process for Eskay Creek” and news release dated March 31, 2026, titled “Skeena Gold & Silver Confirms Eskay Creek Reaches 49% Completion & Provides Project Update; Initial Production Remains on Schedule for Q2 2027”, available on Skeena Gold & Silver’s website at skeenagoldsilver.com.

3.	Source: Skeena Management Discussion & Analysis for the year ended December 31, 2025.

4.	Notes for Reserves:

a.	Mineral Resources are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of November 14, 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

b.	Mineral Resources are constrained within an open pit shell that uses the following assumptions: gold price of $1,700/oz, Mineral Reserves are stated within the final design pit based on a $1,800/oz gold price and $23.00/oz silver price. Gold and silver recoveries were 83% and 91%, respectively during the LOM scheduling. An NSR cut-off of C$24.45/t was used to estimate Mineral Reserves based on preliminary processing costs of $18.22/t ore processed and G&A costs of C$6.23/t ore processed. Final operating costs within the pit design were C$2.96/t mined, with associated process costs of C$19.16/t ore processed, G&A costs of C$5.69/t ore processed and water treatment costs of C$2.50/t ore processed. Pit slope inter-ramp angles ranged from 26 –51°.

c.	Mineral Reserves are reported at a net smelter return cut-off of C$24.45/t, using the equation gold equivalent (“AuEq”) AuEq = ((Au (g/t) * 1,800 * 0.83) + (Ag (g/t)* 23 * 0.91))/(1,800 * 0.83), and inputs of processing costs of C$18.22/t ore process ed and G&A costs of C$6.23/t ore processed.

d.	Numbers have been rounded and may not sum.

5.	Notes for Resources:

a.	Mineral Resources are reported in-situ, using the 2014 CIM Definition Standards, with an effective date of June 20, 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

b.	Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

c.	Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of $1,700/oz, silver price of $23/oz; metallurgical recoveries of 84% for gold and 88% for silver; reference mining cost of $3.00/t mined; mining dilution of 5%; mining recovery of 95%; processing cost of $15.50/t processed; general and administrative costs of $6.00/t processed; transportation and refining costs of $18.50/oz Au and $7/oz Ag; and overall pit slope angles of 45°.

d.	Mineral Resources are reported at a cut-off grade of 0.7 g/t AuEq, using the equation AuEq = ((Au (g/t) * 1,700 * 0.84)+ (Ag (g/t)* 23 * 0.88))/(1,700 * 0.84).

e.	Numbers have been rounded and may not sum.

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